UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

SEC File Number: 811-05557
CUSIP: 743586406

NOTIFICATION OF LATE FILING

(Check One):   /__/   Form 10-K    /__/   Form 20-F   /__/   Form 11-K    /__/   Form   10-Q   /X/   Form N-SAR

For Period Ended: 10/31/02
[   ]   Transition Report on Form 10-K
[   ]   Transition Report on Form 20-F
[   ]   Transition Report on Form 11-K
[   ]   Transition Report on Form 10-Q
[   ]   Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________

PART I -- REGISTRANT INFORMATION

________________________________________________________________________________ Full Name of Registrant

Prospect Street(R)High Income Portfolio, Inc.

________________________________________________________________________________ Former Name if Applicable

________________________________________________________________________________ Address of Principal Executive Office (Street and Number)

13455 Noel Road
Suite 1300

________________________________________________________________________________ City, State and Zip Code

Dallas, TX 75240

PART II -- RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Fund's Form N-SAR for the fiscal year ended October 31, 2002 was not timely filed because of discussions that continued until today with Ernst & Young LLP concerning the content of its Report on Internal Controls required to be filed as Item 77.B to the Form N-SAR, which will be filed in customary form. These discussions resulted in no change to Ernst & Young's typical report.

(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Jason Blackburn (Name)	(972) (Area Code)	628.4100 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/  Yes /__/  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /__/  Yes /X/  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prospect Street(R)High Income Portfolio, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 31, 2002	By: /s/ R. Joseph Dougherty R. Joseph Dougherty Senior Vice President